Report of Independent Registered Public Accounting Firm
and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of
Saturna Capital Corporation)

June 30, 2025 and 2024

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Contents



Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors of
Saturna Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the Company), as of June 30, 2025 and 2024, the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Bellingham, Washington
August 29, 2025

We have served as the Company's auditor since 2013.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Financial Condition

ASSETS

	June 30,	
	2025	2024
Cash and cash equivalents	$ 4,490,607	$ 4,196,849
Investment securities, at fair value	1,861,860	1,743,518
Receivable from affiliated companies	2,120,990	2,059,695
Deposit with clearing organization	250,000	250,000
Prepaid expenses	98,020	47,923
Deferred tax asset	56,400	53,590
TOTAL ASSETS	$ 8,877,877	$ 8,351,575

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Mutual fund distribution fees payable	$ 1,861,528	$ 1,868,791
Payable to affiliated companies	210,730	165,995
Deferred tax liability	41,996	27,639
Accounts payable and accrued expenses	62,511	63,469
Total liabilities	2,176,765	2,125,894
Commitments and contingencies (Note 7)		
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 300,000 shares authorized; issued and outstanding 245,000 and 215,000 at June 30, 2025 and 2024	2,450,000	2,150,000
Additional paid-in capital	21,669,716	18,969,716
Accumulated deficit	(17,418,604)	(14,894,035)
Total shareholder's equity	6,701,112	6,225,681
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 8,877,877	$ 8,351,575

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Operations

| | Years ended June 30, | |
	2025	2024
REVENUES		
Mutual fund distribution fees	$ 8,904,375	$ 7,929,052
Investment income	205,436	98,262
Other income	32,144	34,384
Brokerage commission fees	21,327	62,311
Total	9,163,282	8,124,009
EXPENSES		
Mutual fund distribution fees	8,904,375	7,929,052
Compensation expense	1,814,618	1,436,284
Marketing and advertising	690,055	583,208
General and administrative	517,934	402,664
Professional services	251,268	253,890
Brokerage clearing and trading	239,487	488,425
State and city taxes	43,692	40,047
Occupancy expenses	23,545	25,580
Market data and information services	1,704	2,629
Total	12,486,678	11,161,779
LOSS BEFORE INCOME TAXES	(3,323,396)	(3,037,770)
Current income tax benefit	810,374	726,446
Deferred income tax (expense)	(11,547)	(4,086)
NET LOSS	$ (2,524,569)	$ (2,315,410)

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Shareholder's Equity
	Shares outstanding	Amount			
BALANCE, June 30, 2023	175,000	$ 1,750,000	$ 15,369,716	$ (12,578,625)	$ 4,541,091
Common stock issuance	40,000	400,000	3,600,000	-	4,000,000
Net loss				(2,315,410)	(2,315,410)
BALANCE, June 30, 2024	215,000	$ 2,150,000	$ 18,969,716	$ (14,894,035)	$ 6,225,681
Common stock issuance	30,000	300,000	2,700,000	-	3,000,000
Net loss				(2,524,569)	(2,524,569)
BALANCE, June 30, 2025	245,000	$ 2,450,000	$ 21,669,716	$ (17,418,604)	$ 6,701,112

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Cash Flows

	Years ended June 30,	
	2025	2024
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$ (2,524,569)	$ (2,315,410)
Adjustment to reconcile net loss to net cash used in operating activities		
Fair value adjustments on marketable securities	(60,087)	(47,090)
Provision for deferred taxes	11,547	4,086
Reinvestment of dividend income	(58,255)	(51,172)
Changes in operating assets and liabilities		
Receivable from affiliated companies	(61,295)	(539,737)
Prepaid expenses	(50,097)	(17,839)
Other assets	-	(150,000)
Payable to affiliated companies	44,735	25,766
Mutual fund distribution fees payable	(7,263)	373,832
Accounts payable	(958)	47,864
Net cash flows used in operating activities	(2,706,242)	(2,669,700)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	3,000,000	4,000,000
Net cash flows from financing activities	3,000,000	4,000,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	293,758	1,330,300
CASH AND CASH EQUIVALENTS, beginning of year	4,196,849	2,866,549
CASH AND CASH EQUIVALENTS, end of year	$ 4,490,607	$ 4,196,849

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Notes to Financial Statements

Note 1 – Organization

Saturna Brokerage Services, Inc. (the "Company" or "Saturna Brokerage"), was organized under the laws of the state of Washington on September 2, 1986, as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna Capital").

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior-period amounts have been reclassified to conform to the current-period presentation. These reclassifications did not have a material impact on the financial statements.

Use of estimates – The preparation of the financial statements requires management to make estimates and assumptions that affect the amount of assets and liabilities reported on the statements of financial condition, the disclosure of contingent assets and liabilities and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and liquid investments with original maturities of three months or less. In the financial periods under review, Saturna Brokerage maintained accounts with two financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor. Any amounts in the account in excess of the federal insurance limit are regularly transferred into accounts at affiliated banks, allowing those funds to be covered under the FDIC insurance umbrella.

Financial instruments – The fair values of cash, investments, accounts receivable and accounts payable approximate their carrying values due to their short-term nature.

Investments in equity securities – The Company carries equity securities at fair value; changes in fair value are recorded within investment income (loss) within the statements of operations.

Receivables – Most of the Company's receivables relate to distribution services provided to affiliated mutual funds and amounts due from its parent company related to an expense-sharing arrangement. Amounts due from affiliated funds are trade receivables subject to evaluation under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses*, that have been evaluated for collectability. These receivables are regularly settled, thus exposing the Company to unsettled credit exposures for only a short period of time. The Company has not recorded

an allowance for credit losses due to the short-term nature of these receivables from affiliated mutual funds and no history of losses on these receivables. The receivable from affiliated mutual funds as of June 30, 2025, has been subsequently collected.

Leases – The Company leases its main office from the shareholder on a month-to-month basis and elected to not recognize a related right-of-use asset and liability. The short-term lease exception applies to leases with an initial term of 12 months or less that contain no option to purchase the underlying asset that the lessee is reasonably certain to exercise. Short-term lease expense is reported under occupancy expenses in the statements of operations.

Revenue recognition – In accordance with ASC Topic 606, *Revenue from Contracts with Customers*, the Company recognizes revenue upon fulfillment of a performance obligation. The Company derives most of its revenue from providing distribution services to clients. Services promised in client agreements are considered performance obligations, and revenue is recognized as performance obligations are satisfied.

The authoritative accounting guidance requires an entity to employ a five-step model in applying the revenue standard to include: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations and (5) recognize revenue as each performance obligation is satisfied.

The Company distributes mutual funds managed by Saturna Capital, for which it receives distribution fees from the affiliated funds. The funds adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act applicable to the Investor Shares of each fund. The plan provides that the funds will pay a fee to Saturna Brokerage at an annual rate of up to 0.25% of the average daily net assets applicable to Investor Shares of each fund. The fee is paid to the Company as reimbursement for expenses incurred for distribution-related activity. The Company believes the performance obligation for providing distribution services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Retail brokerage fees are recorded based on the clearing and settlement activities reported by the Company's clearing broker. When a customer enters into a buy or sell transaction, the Company charges a commission on the trade date, with settlement generally taking place the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date, when the underlying financial instrument is identified, the price is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer. The economic conditions that affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Advertising costs – The Company expenses advertising and marketing costs when incurred.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Income taxes – Saturna Brokerage is part of a consolidated federal income tax return filed by its parent company, Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if the Company filed a separate return.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by tax authorities. The tax benefit is measured based on the largest benefit that has a greater-than-50% likelihood of being realized upon ultimate settlement. Management has analyzed Saturna Brokerage's positions taken on federal income tax returns for all open tax years and has concluded that no adjustments are required in the Company's financial statements.

Accounting standards adopted during the period – The FASB issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, in November 2023. The new standard requires enhanced disclosures for reportable business segments, following the principles outlined in ASC Topic 280. Business segments are components of an entity for which discrete financial information is available and where such information is regularly evaluated by the company's chief operating decision maker (CODM). Saturna Brokerage adopted the new standard for its fiscal year ended June 30, 2025.

The standard requires the Company to identify the CODM's title and position, and to describe how the CODM employs profit or loss information to evaluate the segment's significant expenses and performance and allocate resources accordingly. Adoption obligates the Company to apply the new standard retrospectively to the earliest comparative period presented in the financial statements. Because the new accounting standard requires only new note disclosures, its adoption did not have an impact on the company's financial statements.

Saturna Brokerage has a single reportable segment: mutual fund distribution. The Company's foundational role is serving as the principal underwriter and distributor of the Amana Mutual Funds Trust and Saturna Investment Trust, its two primary customers. The overwhelming majority of the Company's revenues and expenses are attributable to its distribution of mutual funds within those trusts. Such distribution is conducted throughout the United States and serves to make those funds available on a broad range of platforms for the investor public.

The chief operating decision maker is Jane Carten, President and Director. The CODM reviews the financial performance of the mutual fund distribution segment monthly and executes resource allocation decisions throughout the fiscal year. The chief operating decision maker assesses segment performance based on income before income taxes and allocates resources, including employees and capital, to the segment as budgets are established for each fiscal year. Segment assets and liabilities are evaluated by the CODM primarily for the purpose of ensuring the Company's compliance with SEC net capital requirements.

Segment financial information for the fiscal years ended June 30, 2025 and 2024, is presented in the table below.

| | Years ended June 30, | |
	2025	2024
Total revenues	$ 9,163,282	$ 8,124,009
Significant expenses		
Platform fees	8,904,375	7,929,052
Employee compensation	1,814,618	1,436,284
Marketing and advertising	690,055	583,208
Other	1,077,630	1,213,235
Total	12,486,678	11,161,779
Loss before income taxes	(3,323,396)	(3,037,770)
Income tax benefit	(798,827)	(722,360)
Net loss	$ (2,524,569)	$ (2,315,410)

Note 3 – Net Capital Requirements

Saturna Brokerage is subject to the U.S. Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. As of June 30, 2025 and 2024, Saturna Brokerage's net capital of $4.23 million and $3.88 million was $4.08 million and $3.74 million in excess of its minimum net capital required, respectively. The ratio of the Company's aggregate indebtedness to net capital was 0.5149 to 1 and 0.5479 to 1 as of June 30, 2025 and 2024, respectively.

Note 4 – Investments

As of June 30, 2025 and 2024, the Company held investments with a fair value of $1.86 million and $1.74 million, and a cost basis of $1.68 million and $1.62 million, respectively. Equity investments with readily determinable fair values are classified as securities at fair value; changes in their fair value are recognized in current-period earnings.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

June 30, 2025	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,683,152	259,472	(80,764)	1,861,860
Total	$ 1,683,152	$ 259,472	$ (80,764)	$ 1,861,860

June 30, 2024	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,624,897	222,509	(103,888)	1,743,518
Total	$ 1,624,897	$ 222,509	$ (103,888)	$ 1,743,518

Investment income includes dividend and interest income, capital gain distributions, realized gains or losses on the sale of securities and unrealized gains or losses on securities at fair value. Investment income (loss) included in earnings is summarized below.

	Years ended June 30,	
	2025	2024
Dividend income	$ 118,609	$ 41,464
Change in fair value of marketable securities	60,087	47,090
Capital gain distributions	13,414	9,708
Interest income	13,326	-
Total	$ 205,436	$ 98,262

As defined in ASC Topic 820, *Fair Value Measurement,* fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC Subtopic 820-10 establishes a fair value hierarchy, described below, that categorizes into three levels the inputs to valuation techniques used to measure fair value. Level 1 inputs are referenced in valuing the Company's investments in affiliated mutual funds.

- Level 1 – Unadjusted, quoted prices in active markets for identical assets that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
- Level 3 – Unobservable inputs when observable inputs are not available.

Note 5 – Related-Party Transactions

Saturna Brokerage acts as the distributor for the four mutual funds of Amana Mutual Funds Trust under a Rule 12b-1 distribution plan. Under the plan, the Company recorded income of $8,788,874 and $7,818,111 from Amana Mutual Funds Trust in the years ended June 30, 2025 and 2024, respectively. A total of $15,412,463 and $13,624,233, respectively, was expensed with respect to distributing the Amana funds in the 2025 and 2024 fiscal periods. Of these amounts, $6,623,590 and $5,806,122, respectively, was reimbursed by Saturna Capital per the two companies' expense-sharing agreement.

Saturna Brokerage Services also acts as the distributor for the nine mutual funds of Saturna Investment Trust. Under a Rule 12b-1 plan, Saturna Brokerage Services collects distribution fees from two of the funds and for which the Company recorded income of $115,501 and $110,940 in the years ended June 30, 2025 and 2024, respectively. A total of $276,120 and $263,961 was expensed for distributing the nine funds in the respective periods, of which $160,618 and $153,021, respectively, was reimbursed by Saturna Capital. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital.

Saturna Brokerage is a wholly owned subsidiary of Saturna Capital Corporation. Due to her stock ownership, the President and Chief Executive Officer, Jane Carten, is deemed to be the Company's controlling person. Mrs. Carten is a director of Saturna Capital, Saturna Brokerage, Saturna Trust Company, Saturna Environmental Corporation and Saturna Sdn Bhd (Malaysia) and is also president (and a trustee) of Saturna Investment Trust.

Among other customers, the Company provides brokerage execution services to private accounts and mutual funds managed by Saturna Capital. Effective January 1, 2005, Saturna Brokerage executes transactions for these managed accounts for no commission. This negatively impacts the Company, since it pays clearing and other charges for these transactions.

Saturna Brokerage shares its principal offices with Saturna Capital, and its employees are employees of Saturna Capital. The companies maintain an expense-sharing agreement for services provided by Saturna Capital personnel on behalf of Saturna Brokerage. Through May 21, 2025, Saturna Brokerage operated a non-branch location within space occupied by Saturna Trust Company in Henderson, Nevada. The Company reimburses Saturna Trust Company for costs incurred on its behalf per the terms of an expense-sharing agreement. Expenses charged to Saturna Brokerage by Saturna Capital and Saturna Trust in 2025 and 2024 were $2,428,886 and $1,905,559, respectively. These expenses related primarily to employee compensation, marketing, travel and administrative costs.

Note 6 – Taxes

Saturna Brokerage recorded a receivable from Saturna Capital for the benefit of the taxable loss that the Company reported during the period. For the fiscal years ended June 30, 2025 and 2024, the Company recorded a current income tax benefit of $810,374 and $726,446, respectively. Saturna Brokerage also recorded a deferred tax expense of $11,547 and $4,086 in the respective periods related to accrued expenses and investment fair value adjustments.

Note 7 – Commitments and contingencies

In the normal course of conducting its business, the Company may be party to various legal claims, actions and complaints. Management is not aware of any claims, assessments or contingent liabilities that would have a material adverse effect on the Company's business, its financial position, or the results of its operations.

Note 8 – Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before the financial statements are available to be issued. Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the statement of financial condition date and the date that the financial statements were available to be issued that materially impacted the amounts or disclosures in the Company's financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Computation of Net Capital as of June 30, 2025
per Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I)

Total shareholder's equity	$	6,701,112
Less – Shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		6,701,112
Deductions and/or charges:		
Non-allowable assets		(2,275,410)
Net capital before haircuts on securities positions		4,425,702
Haircuts on securities (computed pursuant to Rule 15c3-1(f)):		
Other securities		(237,815)
Net capital	$	4,187,887
Aggregate indebtedness		
Total aggregate indebtedness	$	2,176,765
Total aggregate indebtedness	$	2,176,765
Computation of basic net capital requirement		
Minimum net capital required	$	145,118
Excess net capital	$	4,042,769
Ratio: aggregate indebtedness to net capital		0.5149 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding part II of Form X-17A-5 as of June 30, 2025.



Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Saturna Brokerage Services, Inc.'s Exemption Report in which:

1) Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc. claims an exemption under paragraph (k) (2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described below:

- A total of four checks were received by registered representatives that were not promptly forwarded to the Company's clearing agent due to an operational oversight. The four checks in question were received on April 9, 2025 and transmitted on April 10, 2025, and were in the amounts of $1,294, $1,266, $1,066, and $1,043.

Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k (2)(ii) of 17 C.F.R. §240.15c3-3.

Baker Tilly US, LLP

Bellingham, Washington
August 29, 2025



SATURNA
BROKERAGE

Saturna Brokerage Services, Inc.'s Exemption Report

Saturna Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.1715c3-3(k) throughout the most recent fiscal year except as described below:
   - A total of four checks were received by registered representatives that were not promptly forwarded to the Company's clearing agent due to an operational oversight. The four checks in question were received on April 9, 2025 and transmitted on April 10, 2025, and were in the amounts of $1,294, $1,266, $1,066, and $1,043.

Saturna Brokerage Services, Inc.

We affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

J Carten   8/29/2025

Jane Carten, President   Date

K H   8/29/25

Kalen Hanna, Chief Financial Officer   Date